UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42453

Park Ha Biological Technology Co., Ltd.

901 & 901-2, Building C

Phase 2, Wuxi International Life Science Innovation Campus

196 Jinghui East Road

Xinwu District, Wuxi, Jiangsu Province

People’s Republic of China 214000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Information Contained in this Form 6-K Report

Announces Official Approval of North American Amazon Store

On July 6, 2026, Park Ha Biological Technology Co., Ltd. (the “Registrant”) announced that it has successfully passed the comprehensive and rigorous process to open a store on Amazon North America. The cross-border store has been officially approved for opening, and all registration procedures are complete. This successful entry represents a critical milestone in the execution of the Registrant’s global expansion strategy, reflecting the Amazon platform’s authoritative recognition of the Registrant’s overall brand strength, core product competitiveness, and standardized operational excellence.

Amazon enforces exceptionally high standards and rigorous evaluation criteria for its onboarding process, selecting only premium enterprises with strong brand qualifications and compliance. By successfully passing this review, the Registrant has demonstrated its distinct core advantages, allowing it to stand out in a highly competitive market.

This successful launch marks the Registrant’s strategic evolution into an emerging international brand, unlocking key access channels to the global high-end consumer market. Moving forward, the Registrant will utilize Amazon as its primary international launching pad, leveraging the platform’s traffic, FBA logistics, and big data to refine its product offerings for North America, enhance brand exposure, and establish itself as a globally influential benchmark brand.

The foregoing description is qualified in its entirety by the press release attached as Exhibit 99.1 to this Form 6-K.

Issuance of Press Release

On July 6, 2026, the Registrant issued a press release announcing the event described above. A copy of the press release is attached hereto as Exhibit 99.1.

Forward Looking Statements

Matters discussed in this report may constitute forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are not historical facts. Words such as “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or similar expressions identify forward-looking statements. The forward-looking statements in this report are based upon various assumptions. Although the Registrant believes that these assumptions were reasonable when made, they are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Registrant’s control, the Registrant cannot assure you that it will achieve or accomplish these expectations. Actual results may differ materially from those anticipated. The Registrant undertakes no obligation to update or revise any forward-looking statements, except as required by law.

EXHIBIT INDEX

The following exhibit is being filed herewith:

Exhibit No.	Description
99.1	Press release of the Company dated July 6, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Park Ha Biological Technology Co., Ltd.

Date: July 6, 2026	By:	/s/ Xiaoqiu Zhang
	Name:	Xiaoqiu Zhang
	Title:	Chief Executive Officer, Chairperson of the Board of Directors

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